FINAL TERMS SUPPLEMENT (To Prospectus dated January 11, 2012, Product Supplement dated January 11, 2012 and Prospectus Supplement dated January 11, 2012)

Final Terms Supplement

UBS AG Trigger Autocallable Optimization Securities

UBS AG $100,000.00 Securities Linked to the common stock of Potash Corp of Saskatchewan Inc. due January 28, 2013

Final Terms
Issuer	UBS AG, London Branch
Principal Amount	$10.00 per Security. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment) and integral multiples of $10.00 in excess thereof.
Term	Approximately 12 months, unless called earlier.
Underlying Stock	The common stock of Potash Corp of Saskatchewan Inc.
Call Feature

The Securities will be called if the closing price of the underlying stock on any observation date is equal to or greater than the initial price. If the Securities are called, UBS will pay you on the applicable call settlement date a cash payment per Security equal to the call price for the applicable observation date.

Observation Dates	As specified in Call Price below.
Call Return	The call return increases the longer the Securities are outstanding and is based upon the call return rate.
Call Return Rate	18.87% per annum (or approximately 4.718% per outstanding quarter).
Call Price

The call price equals the principal amount per Security plus the applicable call return.

The table below reflects the call return rate of 18.87% per annum. Amounts in the table below may have been rounded for ease of analysis.

Observation Date*	Call Return	Call Price (per Security)
18-Apr-2012	4.718%	$10.4718
18-Jul-2012	9.435%	$10.9435
18-Oct-2012	14.153%	$11.4153
18-Jan-2013	18.870%	$11.8870
*Observation dates are subject to the market disruption event provisions set forth in the TAOS product supplement beginning on page PS-32.
Payment at Maturity (per Security)

If the Securities have not been called and the final price of the underlying stock is equal to or greater than the trigger price, we will pay you an amount in cash at maturity equal to your principal amount.

If the Securities have not been called and the final price of the underlying stock is below the trigger price, we will pay you an amount in cash that is significantly less than the principal amount, if anything, resulting in a loss of principal that is proportionate to the decline of the underlying stock, for an amount equal to $10 + ($10 x underlying return).

Underlying Return	Final Price – Initial Price Initial Price
Closing Price

On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying stock during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Initial Price

$45.41, which is the closing price of the underlying stock on the trade date. The initial price is subject to adjustments in the case of certain corporate events, as described in the TAOS product supplement.

Trigger Price	$34.06, which is 75.00% of the initial price of the underlying stock. The trigger price is subject to adjustments in the case of certain corporate events, as described in the TAOS product supplement.
Final Price	The closing price of the underlying stock on the final valuation date.
Trade Date	January 18, 2012
Settlement Date	January 23, 2012
Final Valuation Date	January 18, 2013, subject to postponement in the event of a market disruption event as described in the TAOS product supplement.
Maturity Date	January 28, 2013, subject to postponement in the event of a market disruption event as described in the TAOS product supplement.
Call Settlement Dates	Five business days following each observation date, except that the call settlement date for the final valuation date is the maturity date.
CUSIP	90267W520
ISIN	US90267W5206
Tax Treatment

There is no tax authority that specifically addresses the tax treatment of the Securities. UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid derivative contract with respect to the underlying stock. Under this characterization you should generally recognize capital gain or loss upon the sale, automatic call, redemption or maturity of your Securities. For greater detail and possible alternative tax treatment please see the section entitled “What Are the Tax Consequences of the Securities?” on page 4 of the prospectus supplement and the section entitled “Supplemental U.S. Tax Considerations” beginning on page PS-47 of the Trigger Autocallable Optimization Securities product supplement.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 3, UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THE PROSPECTUS SUPPLEMENT AND UNDER ‘‘RISK FACTORS’’ BEGINNING ON PAGE PS-15 OF THE TAOS PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this final terms supplement, or the previously delivered prospectus supplement, Trigger Autocallable Optimization Securities product supplement ("TAOS product supplement") or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

See "Additional Information about UBS and the Securities" on page 3. The Securities we are offering will have the terms set forth in the Prospectus Supplement dated January 11, 2012 relating to the Securities, the Trigger Autocallable Optimization Securities product supplement, the accompanying prospectus and this final terms supplement.

Offering of Securities	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security

Potash Corp of Saskatchewan Inc.	$100,000.00	$10.0000	$1,500.00	$0.1500	$98,500.00	$9.8500

UBS Financial Services Inc.

UBS Investment Bank

Final Terms Supplement dated January 18, 2012

Additional Information About UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and a prospectus supplement for the Securities) with the Securities and Exchange Commission, or SEC, for the offering for which this final terms supplement relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

•	Prospectus supplement dated January 11, 2012
http://www.sec.gov/Archives/edgar/data/1114446/000119312512009153/d281404d424b2.htm
•	TAOS product supplement dated January 11, 2012
http://www.sec.gov/Archives/edgar/data/1114446/000119312512008829/d281173d424b2.htm
•	Prospectus dated January 11, 2012:
http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Trigger Autocallable Optimization Securities” or the “Securities” refer to the Securities that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement, dated January 11, 2012, references to "TAOS product supplement" mean the UBS product supplement, dated January 11, 2012, relating to the Securities generally, and references to the “accompanying prospectus” mean the UBS prospectus titled "Debt Securities and Warrants", dated January 11, 2012.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here and are comparable to the corresponding risks discussed in the “Key Risks” section of the prospectus supplement, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the ‘‘Risk Factors’’ section of the TAOS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

•

Risk of loss at maturity - The Securities differ from ordinary debt securities in that UBS will not necessarily pay the full principal amount of the Securities at maturity. If the Securities are not called, UBS will repay you the principal amount of your Securities in cash only if the final price of the underlying stock is greater than or equal to the trigger price and will only make such payment at maturity. If the Securities are not called and the final price is less than the trigger price, you be fully exposed to the negative underlying return and you will lose some or all of your initial investment in an amount proportionate to the decline in the price of the underlying stock.

•

Higher call return rates are generally associated with a greater risk of loss - Greater expected volatility with respect to the underlying stock reflects a higher expectation as of the trade date that the price of the underlying stock could close below its trigger price on the final valuation date of the Securities. This greater expected risk will generally be reflected in a higher call return rate for the Securities. However, the underlying stock’s volatility can change significantly over the term of the Securities and the price of the underlying stock could fall sharply, which could result in a significant loss of principal.

•

The contingent repayment of your principal applies only at maturity - You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price is above the trigger price.

•

Your potential return on the Securities is limited to the call return - The return potential of the Securities is limited to the call return regardless of the appreciation of the underlying stock. In addition, because the call return increases the longer the Securities have been outstanding, the call price payable on earlier observation dates is less than the call price payable on later observation dates. The earlier the Securities are called, the lower your return will be. If the Securities are not called, you will not receive any call return. As an investor in the Securities, you will not participate in any appreciation in the price of the underlying stock even though you will be subject to the risk of a decline in the price of the underlying stock.

•

Credit risk of UBS - The Securities are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

•	No interest payments - UBS will not pay interest with respect to the Securities.
•

Reinvestment risk - If your Securities are called early, the term of the Securities will be reduced and you will not receive any payment on the Securities after the applicable call settlement date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new securities. Because the Securities may be called as early as the first observation date after issuance, you should be prepared in the event the Securities are called early.

•

Single stock risk - The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer (the “underlying stock issuer”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Securities, should make your own investigation into the underlying stock issuer and the underlying stock for your Securities. We urge you to review financial and other information filed periodically by the underlying stock issuer with the SEC.

•

Owning the Securities is not the same as owning the underlying stock - The return on your Securities may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Securities. Furthermore, the underlying stock may appreciate substantially during the term of your Securities and you will not participate in such appreciation

•

No assurance that the investment view implicit in the Securities will be successful - It is impossible to predict whether and the extent to which the price of the underlying stock will rise or fall. The price of the underlying stock will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying stock. You should be willing to accept the risks of owning equities in general and the underlying stock in particular, and to assume the risk that, if the Securities are not automatically called, you will not receive any positive return on your Securities and you may lose some or all of your initial investment.

•

The calculation agent can make adjustments that affect the payment to you at maturity - For certain corporate events affecting the underlying stock, the calculation agent may make adjustments to the initial price and the trigger price of the underlying stock. However, the calculation agent will not make an adjustment in response to all events that could affect the underlying stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the TAOS product supplement as necessary to achieve an equitable result. Following certain corporate events relating to the issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash you receive at maturity (if any) may be based on the common stock or American depositary share of a successor to the underlying stock issuer in combination with any cash or any other assets distributed to holders of the underlying stock in such corporate event. If the issuer of the underlying stock becomes subject to (i) a reorganization event whereby the underlying stock is exchanged solely for cash or (ii) a merger or combination with UBS or any of its affiliates, the amount you receive at maturity may be based on the common stock or American depository shares issued by another company. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” beginning on page PS-34 of the TAOS product supplement. Regardless of any of the events discussed above, any payment on the Securities is subject to the creditworthiness of UBS.

•

There is no affiliation between the underlying stock issuer and UBS, and UBS is not responsible for any disclosure by such issuer - We are not affiliated with the underlying stock issuer. However, we and our affiliates may currently, or from time to time in the future engage in business with the underlying stock issuer. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the underlying stock and the underlying stock issuer. You, as an investor in the Securities, should make your own investigation into the underlying stock and the underlying stock issuer for the Securities. The underlying stock issuer is not involved in the offering of the Securities in any way and has no obligation of any sort with respect to the Securities. The underlying stock issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

•

There may be little or no secondary market for the Securities - No offering of the Securities will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Securities may not develop. UBS Securities LLC and other affiliates of UBS may make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be dependant on the price offered by UBS and may be at a substantial discount from the issue price to public and to its intrinsic economic value; and as a result, you may suffer substantial losses.

•

Price of Securities prior to maturity - The market price of your Securities will be influenced by many unpredictable and interrelated factors, including the market price of, the expected price volatility of and the dividend rate on the underlying stock, as well as the time remaining to the maturity of your Securities, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

•

Impact of fees on the secondary market price of Securities - Generally, the market price of the Securities after issuance is expected to be lower than the issue price to public of the Securities, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.

•

Potential UBS impact on the market price of the underlying stock - Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Securities.

•

Potential conflict of interest - UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price and accordingly the payment at maturity on your Securities. The calculation agent may also postpone the determination of the closing price of the underlying stock if a market disruption event occurs and is continuing on any observation date (including the final valuation date) and may make adjustments to the initial price, trigger price, and the underlying stock itself for certain corporate events affecting the underlying stock. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” beginning on page PS-34 of the TAOS product supplement.

•

Potentially inconsistent research, opinions or recommendations by UBS - UBS and its affiliates may publish research or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities, and which may be revised without notice. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may influence the value of the Securities. Investors should make their own independent investigation of the merits of investing in the Securities and the underlying stock to which the Securities are linked.

•

Dealer incentives - UBS and its affiliates act in various capacities with respect to the Securities. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay total underwriting compensation of 1.50% per Security to any of our affiliates acting as agents or dealers in connection with the distribution of the Securities.

•

Uncertain tax treatment - Significant aspects of the tax treatment of the Securities are uncertain. You should read carefully the sections entitled "What are the Tax Consequences of the Securities" in the prospectus supplement and “Supplemental U.S. Tax Considerations” beginning on page PS-47 of the Trigger Autocallable Optimization Securities product supplement and consult your tax advisor about your tax situation.

Information about the Underlying Stock

All disclosures regarding the underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying stock provided in this final terms supplement. You should make your own investigation into the underlying stock.

The underlying stock will be registered under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying stock with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Potash Corp of Saskatchewan Inc.

According to publicly available information, Potash Corporation of Saskatchewan Inc. ("Potash Corp") is an integrated fertilizer and related industrial and feed products company. Potash Corp owns and operates five potash mines in Saskatchewan and one in New Brunswick. It also holds mineral rights at the Esterhazy mine and potash is produced under a mining and processing agreement with a third party. Its phosphate operations include the manufacture and sale of solid and liquid phosphate fertilizers, animal feed supplements and industrial acid, which is used in food products and industrial processes. Potash Corp also has a phosphate mine and two mineral processing plant complexes in northern Florida and six phosphate feed plants in the United States. Its nitrogen operations involve the production of nitrogen fertilizers and nitrogen feed and industrial products, including ammonia, urea, nitrogen solutions, ammonium nitrate and nitric acid. Potash Corp has nitrogen facilities in Georgia, Louisiana, Ohio and Trinidad. Information filed by Potash Corp with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10351, or its CIK Code: 0000855931. Potash Corp's website is http://www.potashcorp.com. Potash Corp's common stock is listed on the New York Stock Exchange under the ticker symbol "POT."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this final terms supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Potash Corp's common stock, based on daily closing prices on the primary exchange for Potash Corp. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. Potash Corp's closing price on January 18, 2012 was $45.41. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

04/02/2007	06/29/2007	$26.76	$17.78	$25.99

07/02/2007	09/28/2007	$35.23	$25.11	$35.23

10/01/2007	12/31/2007	$48.43	$34.16	$47.99

01/02/2008	03/31/2008	$54.76	$40.01	$51.74

04/01/2008	06/30/2008	$79.83	$52.93	$76.19

07/01/2008	09/30/2008	$76.17	$43.90	$44.00

10/01/2008	12/31/2008	$42.68	$16.53	$24.41

01/02/2009	03/31/2009	$30.40	$22.10	$26.94

04/01/2009	06/30/2009	$39.29	$26.54	$31.02

07/01/2009	09/30/2009	$33.19	$28.04	$30.11

10/01/2009	12/31/2009	$40.99	$28.48	$36.17

01/04/2010	03/31/2010	$42.33	$33.12	$39.78

04/01/2010	06/30/2010	$39.17	$28.75	$28.75

07/01/2010	09/30/2010	$50.16	$28.20	$48.01

10/01/2010	12/31/2010	$51.61	$44.88	$51.61

01/03/2011	03/31/2011	$63.31	$51.97	$58.93

04/01/2011	06/30/2011	$61.44	$50.97	$56.99

07/01/2011	09/30/2011	$61.82	$43.22	$43.22

10/03/2011	12/30/2011	$50.92	$38.58	$41.28

01/03/2012*	01/17/2012*	$45.48	$41.71	$45.48

* As of the date of this final terms supplement available information for the first calendar quarter of 2012 includes data for the period from January 3, 2012 through January 17, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2012.

The graph below illustrates the performance of Potash Corp's common stock for the period indicated, based on information from Bloomberg. The solid line represents the trigger price of $34.06, which is equal to 75.00% of the closing price on January 18, 2012. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to sell to UBS Financial Services Inc. and certain of its affiliates, together the "Agents," and the Agents have agreed to purchase, all of the Securities at the issue price less the underwriting discount indicated on the cover of this final terms supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest - Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.